QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

McCormick & Company, Inc
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Year ended November 30th
	2004	2003	2002	2001	2000
Net income from consolidated operations	204.8	186.6	154.5	118.0	106.4
Income tax expense	89.0	83.4	69.4	57.0	58.6

Income from consolidated operations before income taxes	293.8	270.0	223.9	175.0	165.0
Plus fixed charges:
Interest expense	41.0	38.6	39.2	46.7	36.2
Capitalized interest	2.7	2.7	3.3	1.3	—
Interest included in rent expense	7.8	7.7	6.0	5.7	6.0

Total fixed charges	51.5	49.0	48.5	53.7	42.2
Plus:
Amortization of capitalized interest	0.9	0.5	0.1	—	—
Dividends from unconsolidated subsidiaries	9.6	20.6	19.1	18.4	10.7

	10.5	21.1	19.2	18.4	10.7
Less:
Capitalized interest	(2.7)	(2.7)	(3.3)	(1.3)	—

Adjusted earnings	353.1	337.4	288.3	245.8	217.9

Ratio of earnings to fixed charges	6.86	6.89	5.94	4.58	5.16

QuickLinks

McCormick & Company, Inc Computation of Ratio of Earnings to Fixed Charges (in millions)